Exhibit 3.2

AMENDMENT NO. 1

TO

FIFTH AMENDED AND RESTATED BY-LAWS

OF

DSS, INC.

(F.K.A. DOCUMENT SECURITY SYSTEMS, INC.)

(A New York Corporation)

The Fourth Amended and Restated By-Laws (the “By-laws”) of DSS, Inc. (f.k.a. Document Security Systems, Inc.) (the “Corporation”) are hereby amended as follows:

Article 5, Section 5.6 of the By-Laws is deleted in its entirety and replaced with the following:

(5.6) Quorum.

(a) Except as otherwise provided herein, or by statute, or in the Certificate, at all meetings of shareholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of shareholders holding of record thirty-five percent (35%) of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) Despite the absence of a quorum at any annual or special meeting of shareholders, the shareholders, by a majority of the votes cast by the holders of shares entitled to vote thereon, may adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called if a quorum had been present.

Except as herein amended, the provisions of the By-Laws shall remain in full force and effect.

Dated this 2nd day of June 2022.

DSS, INC.

/S/ Frank D. Heuszel
Frank D. Heuszel
Chief Executive Officer